UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Interim Judicial Managers Appointed)

(Translation of registrant’s name into English)

c/o Quantuma (Singapore) Pte Ltd

137 Amoy Street, 02-03 Far East Square

049965

Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX Announces Appointment of Interim Judicial Managers

Singapore – December 14, 2022: EQONEX Limited (Interim Judicial Managers Appointed) (NASDAQ: EQOS) (“EQONEX” or the “Company”) announced that the Company has been placed under the interim judicial management of interim judicial managers, pending the determination of the Company’s application to be placed under judicial management, pursuant to an order made by the General Division of the High Court of the Republic of Singapore (the “Court”) on December 9, 2022, a sealed copy of which was issued on December 13, 2022. Mr. Luke Anthony Furler and Ms. Ellyn Tan Huixian, managing directors of Quantuma (Singapore) Pte Ltd, have been appointed as the joint and several interim judicial managers of the Company (the “Interim Judicial Managers”) pending the making of the judicial management order.

The Court also ordered that the affairs, business and property of the Company shall be managed by the Interim Judicial Managers in order to achieve one or more of the following purposes:

(a)	the survival of the Company, or the whole or part of its undertaking as a going concern;

(b)	the approval under Section 210 of the Companies Act 1967 or Section 71 of the Insolvency, Restructuring and Dissolution Act 2018 (the “IRDA”) of a compromise or arrangement between the Company and any such persons as are mentioned in that section; or

(c)	a more advantageous realization of the Company’s assets or property than a winding up.

The Interim Judicial Managers are empowered and authorized to exercise all powers and entitlements of judicial managers conferred by the IRDA (including the First Schedule of the IRDA) and all powers and entitlements of directors of the Company conferred by the constitution of the Company, or any other applicable law in force, but nothing in the order shall require the Interim Judicial Managers to call any meetings of the Company.

Without prejudice to the generality of the paragraph above, the Interim Judicial Managers are authorized to:

(a)	open, operate and close one or more separate bank accounts and that the signatories to the account or accounts to be the Interim Judicial Managers and/or such other person or persons as may be nominated by the Interim Judicial Managers;

(b)	demand, review secure, receive from previous and current auditors, accountants, company secretaries, suppliers, advisors and/or any other agents of the Company and/or any relevant third parties, all books and records in their possession, custody or control belonging to the Company;

(c)	ascertain and conduct all investigations into the assets, business, affairs and dealings of the Company as the Interim Judicial Managers see fit;

(d)	take such measures to safeguard and preserve the assets of the Company, and carry on and manage the business, assets and affairs of the Company as the Interim Judicial Managers see fit, including but not limited to: (i) the business, assets and affairs of its joint-ventures, subsidiary or associated companies or other entities, whether in or outside Singapore, in which the Company holds, jointly or otherwise, a controlling or majority interest (“Subsidiary”) in accordance with the provisions of any relevant constitutional or related documentation of such entities; and (ii) such shares of such Subsidiary as are owned (directly or indirectly) by the Company;

(e)	close or cease to operate all or any part of the Company’s business operations, as the Interim Judicial Managers see fit; and

(f)	terminate, complete or perfect any contract or transaction relating to the business of the Company, including, without prejudice to the generality of this power, to novate or assign any such contracts or transactions.

Update from Interim Judicial Managers

Since their appointment, the Interim Judicial Managers have worked closely with the management of the Company to take immediate steps to stabilize the business and operations of the Company and its subsidiaries.

The Interim Judicial Managers have resumed the Company’s effort to appeal the determination of the staff of Nasdaq’s Listing Qualifications department in relation to the delisting of the Company’s securities from Nasdaq, in line with the Company’s Report on Form 6-K dated November 29, 2022.

The Interim Judicial Managers have also resumed the Company’s effort to obtain the additional funding needed in order to preserve as many parts of the business of the Company and its subsidiaries as possible, in line with the Company’s Reports on Form 6-K dated November 15, 2022 and November 21, 2022.

Any shareholders of the Company who wish to be involved and participate in discussions with the Interim Judicial Managers should contact the Interim Judicial Managers at eqonex@quantuma.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited (Interim Judicial Managers Appointed)

Date: December 14, 2022	By:	/s/ Luke Anthony Furler
	Name:	Luke Anthony Furler
	Title:	Joint and Several Interim Judicial Manager